Exhibit (a)(1)

March 10, 2007

Re: Tender Offer from Madison Liquidity Investors, LLC

Dear Wells REIT Stockholder:

We understand that you may have recently received or may receive in the near future a mailing from Madison Liquidity Investors, LLC (“Madison”) with an offer to acquire or “tender” your shares in Wells REIT for an effective net price of $7.8533 per share ($8.00 per share minus the recently declared first quarter 2007 dividend). Wells REIT is not affiliated with Madison, and we believe this offer is not in the best interest of stockholders.

The Board of Directors of Wells REIT has carefully evaluated the terms of Madison’s offer and unanimously recommends that stockholders reject Madison’s Offer and not tender their shares.

The Board’s recommendation was reached after consulting with Wells REIT’s management and Wells REIT’s legal advisors. The enclosed document is a copy of Schedule 14D-9, which Wells REIT filed with the SEC in response to Madison’s tender offer, provides additional information to stockholders and includes a full description of the Board’s reasoning and recommendation regarding this tender offer. Please take the time to read it before making your decision. Some of the reasons we strongly believe the offer is not in the best interest of the stockholders are as follows:

1)	Madison’s tender offer is less than Wells REIT’s most recent estimated net asset value of $8.93 per share.
2)	Madison’s tender offer is less than the amount stockholders could receive under Wells REIT’s Shareholder Redemption Program (SRP).
3)	Madison’s tender offer is net of the first quarter 2007 dividend that will be mailed to investors during the week of March 19, 2007. That quarterly dividend was declared as $0.1467 per share and essentially makes the Madison offer $7.8533 per share.
4)	Madison would not pay investors for their tendered shares until April 13, 2007 at the earliest. The Wells SRP is currently scheduled to be reinstated the last week of March, 2007.

As Wells REIT moves closer to January 28, 2008, the date by which we must list or liquidate, we strongly recommend that you access Wells REIT’s Web site at www.wellsreit.com for updates on additional matters. Should you have any questions about this tender offer or other matters, please contact the Wells Client Services Department at 800-557-4830 or via e-mail at investor.services@wellsref.com.

We appreciate your trust in Wells REIT and its Board of Directors. We encourage you to follow the Board’s recommendation and not tender your shares to Madison.

Sincerely,

Leo F. Wells III

Chairman of the Board

Wells Real Estate Investment Trust

Enclosure

cc: Financial Representative

(Continued on reverse)

Disclosures

This correspondence may contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including discussion and analysis of the quality, nature and cost of future actions, the amount and timing of the sale of real estate assets, and certain other matters. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions, increases in interest rates, the potential need to fund capital expenditures out of operating cash flow, and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. We do not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. This is neither an offer nor a solicitation to purchase securities.

The estimated share value was based upon information provided by an independent third-party based on the net asset value of Wells REIT as of September 30, 2006, is only an estimate, and is based on a number of assumptions and estimates which may not be accurate or complete.